Exhibit (d)(13)
CERTAIN IDENTIFIED INFORMATION HAS BEEN REDACTED FROM THIS
EXHIBIT, BECAUSE IT IS (1) NOT MATERIAL AND (2) THE TYPE THAT
REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. “[***]”
INDICATES THAT INFORMATION HAS BEEN REDACTED.
THIS SELLING SHAREHOLDER AGREEMENT (this “Agreement”) is made and entered into on October 16, 2023, by and between Ida Grundberg (the “Selling Shareholder”) and Thermo Fisher Scientific Inc., a Delaware corporation (“Parent” or “Buyer”).
WHEREAS, the Selling Shareholder, directly or indirectly, is the record and beneficial owner of approximately 616,544 common shares, quota value SEK 2.431906612623020 per share, of Olink Holding AB (publ), a public limited liability company organized under the Laws of Sweden (the “Company”, and such shares, “Shares”), and /or American Depository Shares representing Shares (“ADSs”) and certain vested and unvested stock options, restricted stock units and other derivative securities in respect of the Shares (the Shares, ADSs, stock options, restricted stock units and other securities held by the Selling Shareholder, collectively, the “Applicable Securities”);
WHEREAS, as reflected in that Purchase Agreement by and among Buyer and the Company, dated as of the date hereof (the “Purchase Agreement”; capitalized terms used but not defined herein shall have the meanings assigned to them in the Purchase Agreement), Buyer intends, through one or more subsidiaries, to purchase all of the Offer Securities;
WHEREAS, the date (the “Closing”) that is (a) the date that Buyer, through one or more subsidiaries, has acquired more than 90% of the issued and outstanding Offer Securities or, if earlier, (b) the date that Buyer, through one or more subsidiaries, has acquired the Applicable Securities that are also Offer Securities; provided that such date occurs within two years of the date of this Agreement (the latest such date, the “Outside Date”);
WHEREAS, following the Closing, Buyer intends, or intends to cause its Affiliates, to continue to conduct and operate the businesses of the Company and its Subsidiaries through Buyer’s business units;
WHEREAS, Buyer and the Selling Shareholder acknowledge and agree that a material aspect of Buyer’s decision to enter into the Purchase Agreement and intention to consummate the Closing, whether pursuant to the Purchase Agreement or otherwise, is the acquisition of the Company’s goodwill for the purpose of Buyer carrying on a business that is similar to the business of the Company and its Subsidiaries;
WHEREAS, the Company has represented, and Buyer has concluded, following due diligence, that the Company’s business, technology and personnel have substantial value to Buyer, and that the consideration that Buyer, or its subsidiaries, expects to pay to acquire the Offer Securities (the “Consideration”), whether pursuant to the Purchase Agreement or otherwise, appropriately reflects that value;
WHEREAS, all of the Applicable Securities (a) that are Offer Securities will be converted into the Consideration and (b) that are not Offer Securities will continue to represent awards (whether of the Company, Parent or cash-retention awards) with a value that is expected to be determined based on the Consideration;
WHEREAS, to induce Buyer to enter into the Purchase Agreement and pursue the Closing and in consideration of, among other things, the amount that the Selling Shareholder will receive in connection with some of the Applicable Securities, the Selling Shareholder is entering into this Agreement and thereby assuming the undertakings and obligations set forth herein; and
WHEREAS, Buyer and the Selling Shareholder acknowledge and agree that the obligations of the Selling Shareholder pursuant to this Agreement are an essential part of the economic terms of the Purchase Agreement and Buyer’s intention to pursue the Closing.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth, the parties hereto agree as follows:
SECTION 1. Effectiveness. This Agreement, and the covenants and restrictions set forth in Section 2 and 3, shall become effective upon the Closing. For the avoidance of doubt, in the event the Purchase Agreement is terminated by the parties thereto in accordance with its terms without the occurrence of the Closing, this Agreement shall remain outstanding in accordance with its terms. In the event the Closing does not occur prior to the Outside

Date, this Agreement shall be null and void ab initio. In the event the Closing does occur, this Agreement shall become effective without regard to whether the Selling Shareholder is a director, officer or employee (or holds any other status or position) with Buyer, the Company or any of their respective Affiliates.
SECTION 2. Non-Competition. As a necessary measure to protect the Company’s confidential trade secrets and proprietary information, and to ensure that Buyer and its Affiliates realize the goodwill and associated benefits of the Transactions, during the three-year period following the Closing (the “Restricted Period”), the Selling Shareholder shall not, directly or indirectly, engage, participate or invest in or be employed by any business within the Restricted Area (as defined below) which: develops, manufactures, produces or provides (or distributes, markets or otherwise sells), directly or indirectly, (a) products or services for the proteomics market or (b) other products or services that are substitutable for those described in clause (a) (together, the “Restricted Field”), in each case of (a) and (b), that are competitive with, similar to or substitutable for those provided or offered by the business as conducted by the Company and its Affiliates prior to or as of the Closing. By way of clarification, the above definition will not preclude the Selling Shareholder from working or engaging in activities related to genomics or metabolomics markets that do not relate to products or services that are competitive with, similar to or substitutable for those provided or offered by the business as conducted by the Company and its Affiliates prior to or as of the Closing. The foregoing restrictions shall apply regardless of the capacity in which the Selling Shareholder engages, participates or invests in or is employed by a given business, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise. “Restricted Area” shall mean each state and territory of the United States of America and each country of the world outside of the United States of America in which the Company or its Affiliates had developed, produced, marketed, sold and/or distributed its products and/or services in connection with their business as of the Closing or within the two-year period prior thereto. Buyer understands and agrees that the provisions of this Agreement shall not prevent the Selling Shareholder from (i) acquiring or holding publicly traded stock or other publicly traded securities of a business within the Restricted Field, so long as the Selling Shareholder’s ownership does not exceed 1% percent of the outstanding securities of such company of the same class as those held by the Selling Shareholder or (ii) being employed by or otherwise associated with an academic, governmental or non-profit institution or conducting academic research, teaching or working on public sector matters for the foregoing.
SECTION 3. Non-Solicitation of Employees and Consultants. As a necessary measure to protect the Company’s confidential trade secrets and proprietary information, and to ensure that Buyer and its Affiliates realize the goodwill and associated benefits of the Transactions, during the Restricted Period, the Selling Shareholder shall not, directly or indirectly: (i) employ or hire, solicit, induce or identify for employment or attempt to employ or hire, solicit, induce or identify for employment, directly or indirectly, any employee(s) of the Company or its Affiliates as of the Closing (each, a “Restricted Individual”) to, as applicable, leave his or her employment and/or become an employee, consultant or representative of any other entity (including the Selling Shareholder’s employer); or (ii) solicit, aid in or encourage the solicitation of, contract with, aid in or encourage the contracting with, service, or contact any person or entity which was as of or within the two years prior to the Closing, a customer or client of the Company or its Affiliates, for purposes of marketing, offering or selling a product or service competitive with the business of the Company or its Affiliates as of the Closing. For the avoidance of doubt, it will not be a violation of the foregoing clause (ii) to solicit, aid in or encourage the solicitation of, contract with, aid in or encourage the contracting with, service, or contact any person or entity to the extent such action is permitted pursuant to the permitted activities described in clause (ii) of Section 2 or pursuant to the clarification clause in Section 2, in each case, to the extent not competitive with the business of the Company and its Affiliates prior to or as of the Closing.
SECTION 4. Liquidated Damages. The Selling Shareholder acknowledges and agrees that Buyer’s remedies at law for breach of any of the provisions of this Agreement would be inadequate and, in recognition of this fact, the Selling Shareholder agrees that, in the event of such breach, in addition to any remedies at law it may have, Buyer, shall be entitled (without the necessity of showing economic loss or actual damages) to liquidated damages of (i) five (5.0)% of the proceeds received by the Selling Shareholder for the Offer Securities for each breach under Section 2 and (ii) two (2) years of annual base salary or pay (at the rate in effect at the time of such breach) for each breach under Section 3. Should the actual damage be higher than the liquidated damages amount stated in this Section 4, Buyer shall also be entitled to claim damages corresponding to the actual damage (less the liquidated damages amount). The Selling Shareholder further acknowledges that should such Selling Shareholder violate any of the provisions of this Agreement, it will be difficult to determine the amount of damages resulting to Buyer or its Affiliates and that in addition to any other remedies Buyer may have, Buyer shall be entitled to temporary and permanent injunctive relief.

SECTION 5. Acknowledgment. Each of the Selling Shareholder and Buyer acknowledges and agrees that the covenants, agreements, obligations and undertakings contained in this Agreement have been negotiated in good faith by the parties, and are reasonable and are not more restrictive or broader than necessary to protect the interests of the parties hereto, and would not achieve their intended purpose if they were on different terms or for periods of time shorter than the periods of time provided herein or applied in more restrictive geographical or technical areas than are provided herein. Each party further acknowledges that Buyer would not enter into the Purchase Agreement and pursue the Closing in the absence of the covenants, agreements, obligations and undertakings contained in this Agreement and that such covenants, agreements, obligations and undertakings are essential to protect the value of the Company following the Closing and Buyer.
SECTION 6. Reasonableness of Provisions; Severability. The Selling Shareholder expressly understands and agrees that although both the Selling Shareholder, on the one hand, and Buyer, on the other hand, consider the covenants, agreements, obligations and undertakings contained in this Agreement, including the restrictions contained in Sections 2 and 3 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or geographical or technical area restrictions contained herein, or any other provision or restriction contained herein, is an unenforceable provision or restriction against any Selling Shareholder, the provisions and restrictions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and geographical or technical areas and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, and such provision or restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the remaining provisions and restrictions contained herein, which remaining provisions and restrictions shall be deemed severable from the unenforceable provision or restriction and shall remain in full force and effect.
SECTION 7. Jurisdiction; Dispute Resolution. Any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement, including as to the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement, between the parties to this Agreement, as well as successors to such parties (“Dispute”), shall be finally settled by arbitration in accordance with the Arbitration Rules of the SCC Arbitration Institute (the “SCC Rules”). Each of Buyer and the Selling Shareholder agrees that it will not attempt to challenge, deny or defeat the jurisdiction of the Arbitral Tribunal (as defined below) or bring any action, suit or proceeding arising out of, relating to or in connection with this Agreement, or the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement, in any court or before any tribunal or Governmental Body, other than before the Arbitral Tribunal pursuant to this Section 7 (except for actions, suits or proceedings brought to enforce any award of the Arbitral Tribunal and except in limited circumstances provided in Section 7(f)).
(a) The arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. The party requesting arbitration (the “Claimant”) shall nominate an arbitrator concurrently with such request and the other party (the “Respondent”) shall do so within fifteen days from receipt of the request for arbitration from the Stockholm Chamber of Commerce (the “SCC”). In the event that for any reason the Claimant or the Respondent fails to nominate an arbitrator or deliver notification of such nomination to the other party and to the SCC within this time period, upon request of the Claimant or the Respondent, the SCC shall appoint the two co-arbitrators within fifteen days of the SCC receiving such request. The two arbitrators appointed in accordance with the above provisions shall nominate by mutual agreement the third arbitrator and notify the parties and the SCC in writing of such nomination within fifteen days of their appointment. If the first two appointed arbitrators fail to nominate a third arbitrator or notify the parties and the SCC of that nomination within this time period, then, upon request of either party, the third arbitrator shall be appointed by the SCC within fifteen days of the SCC receiving such request in accordance with the SCC Rules. The third arbitrator shall serve as chairman of the Arbitral Tribunal.
(b) The seat of arbitration shall be Stockholm, Sweden, and the language to be used in the arbitral proceedings shall be English, and all evidence that is produced in Swedish must be translated into English. The governing law of this agreement to arbitrate shall be the law of Sweden.
(c) Each arbitrator shall be (i) qualified to practice law in Sweden, (ii) fluent in the English language, (iii) independent of the Selling Shareholder and the Buyer and (iv) a lawyer, judge or retired judge with experience practicing in Sweden in employment-related matters and/or mergers and acquisitions of public companies in Sweden (which may, for the avoidance of doubt, include a litigator with experience practicing in

Sweden handling Swedish public company mergers and acquisitions disputes). Without limiting the generality of the foregoing, no arbitrator shall be an employee, officer, director, consultant, contractor or other service provider of any the Selling Shareholder or the Buyer or any of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the dispute.
(d) Any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the dispute, controversy or claim. Each party hereto agrees that Article 3 of the IBA Rules on the Taking of Evidence in International Arbitration shall apply to the arbitration.
(e) Each party hereto hereby agrees that the Arbitral Tribunal is specifically empowered to order each of the parties hereto to take any and all actions contemplated or required by this Agreement, in each case in accordance with, and subject to the terms and conditions of, this Agreement. The decisions, judgments, awards, rulings or orders rendered by the Arbitral Tribunal acting by a majority (each, an “Award”) shall be in writing and, to the extent permissible by the applicable law, fully enforceable against, and final, non-appealable and binding on, the parties and their respective successors and assigns. Each Award of the Arbitral Tribunal shall be unreviewable for error of law or fact or legal reasoning of any kind. Each of the parties hereto waive any form of appeal against any Award of the Arbitral Tribunal. The parties undertake to carry out each Award of the Arbitral Tribunal without delay and waive their right to any form of recourse.
(f) Before the commencement of the arbitration, the parties may request provisional and/or urgent measures from the Swedish courts or to an Emergency Arbitrator (as defined in the SCC Rules). After the commencement of arbitration, provisional and/or urgent measures may also be requested directly from the Arbitral Tribunal, which may, to the extent permissible under applicable Law, sustain, modify and/or revoke any measures previously granted by the Emergency Arbitrator.
(g) In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this Section 7, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this Section 7 may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the Arbitral Tribunal appointed in the first-commenced arbitration proceeding. The Arbitral Tribunal appointed in the first-commenced arbitration proceeding may consolidate such arbitrations if it determines that (i) the proceedings are compatible, and (ii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. If the first-appointed Arbitral Tribunal determines that the arbitrations shall be consolidated, the first-appointed Arbitral Tribunal shall have jurisdiction over the consolidated arbitration to the exclusion of any other arbitrator or Arbitral Tribunal and any appointment of another arbitrator in relation to the other arbitrations will be deemed to be functus officio. Any such termination of an arbitrator’s appointment shall be without prejudice to: (A) the validity of any act done or order made by that arbitrator or by the SCC in support of that arbitration before the termination of his appointment; (B) his entitlement to be paid his proper fees and disbursements; and (C) the date when any claim or defense was raised for the purpose of applying any limitation bar or any similar rule or provision.
(h) The expenses of the arbitral proceedings, including, but not limited, to the administrative costs of the SCC and arbitrators’ fees, when applicable, shall be borne by each party as per the SCC Rules. The Selling Shareholder shall never be obligated to pay more than its own fees accrued (including fees for legal counsel) for any dispute resolution related process under this Agreement. For the avoidance of doubt, it is the intent of the parties that if the Selling Shareholder prevails in a claim, the Buyer shall bear the Selling Shareholder’s reasonable costs in accordance with the SCC Rules.
(i) The parties agree that the arbitral proceedings shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed other than to the Arbitral Tribunal, the SCC, the parties, their counsel, accountants and auditors, insurers and re-insurers, financial advisors, representatives and any person necessary to the conduct of the proceeding. The confidentiality obligations shall not apply (i) if disclosure is required or explicitly permitted by applicable Law, rule or regulation, or in judicial or administrative proceedings or (ii) as far as disclosure is necessary or appropriate to enforce the rights arising out of the Award.

(j) Nothing in or about this Agreement prohibits Selling Shareholder from: (i) filing and, as provided for under Section 21F of the Securities Exchange Act of 1934, maintaining the confidentiality of a claim with the Securities and Exchange Commission (the “SEC”); (ii) providing the SEC with information that would otherwise violate Section 7(i), to the extent permitted by Section 21F of the Securities Exchange Act of 1934; (iii) cooperating, participating or assisting in an SEC investigation or proceeding without notifying the Buyer; or (iv) receiving a monetary award as set forth in Section 21F of the Securities Exchange Act of 1934.
(k) Furthermore, Selling Shareholder is advised that Selling Shareholder shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of any information that constitutes a trade secret to which the Defend Trade Secrets Act (18 U.S.C. § 1833(b)) applies that is made: (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, in each case, solely for the purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document filed in a lawsuit or proceeding, if such filings are made under seal.
(l) The agreement to arbitrate under this Section 7 shall be specifically enforceable. The parties irrevocably submit to the Courts of Stockholm, Sweden, with the District Court of Stockholm as first instance, and irrevocably waive any objection to venue for such a proceeding in any such court (including but not limited to an objection based on the doctrine of forum non conveniens). Each party’s agreement to this arbitration is voluntary.
SECTION 8. Consent to Service of Process. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any action or proceeding described in Section 7 by the delivery of a copy thereof (other than by email) in accordance with the provisions of Section 11, in addition to any other method of service provided by applicable Law.
SECTION 9. Governing Law. This Agreement and any Action arising out of or relating to this Agreement will be governed by, and construed in accordance with, the Laws of Sweden.
SECTION 10. Entire Agreement. This Agreement represents the entire understanding and agreement, written or oral, of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements or understandings, written or oral, between or among the parties with respect thereto. Notwithstanding the foregoing, and the Tender and Support Agreement by and among Buyer, and the Selling Shareholder, dated as of the date hereof and as amended from time to time pursuant to the terms thereof and any agreement between the Selling Shareholder and the Company shall each constitute an independent and separately enforceable agreement between the parties thereto and shall have no effect on the rights and obligations of the parties hereunder.
SECTION 11. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in person, (b) when sent, if sent by email, (c) three Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):
(i)	if to Buyer:

Thermo Fisher Scientific Inc. 168 Third Avenue Waltham, MA 02451

	Attention:	Michael Boxer, Senior Vice President and General Counsel Jonas Svedlund, Vice President and Deputy General Counsel
	Email:	Michael.boxer@thermofisher.com jonas.svedlund@thermofisher.com with an additional copy (which will not constitute notice) to:

Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019

	Attention:	Ting S. Chen Bethany A. Pfalzgraf
	Email:	tchen@cravath.com bpfalzgraf@cravath.com

(ii)	if to the Selling Shareholder:

Ida Grundberg [***]

	Attention:	Ida Grundberg
	Email:	[***]
SECTION 12. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid and binding unless it is in writing and signed by the parties hereto. A provision of this Agreement can be waived only by a written instrument making specific reference to this Agreement signed by the party against whom enforcement of such waiver is sought. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
SECTION 13. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.
SECTION 14. Headings; Misc. The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified. The word “including” when used in this Agreement shall be deemed to mean “including (but not limited to)”.
SECTION 15. Counterparts. This Agreement may be executed in one or more counterparts including by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Selling Shareholder Agreement effective as of the day and year first written above.
THERMO FISHER SCIENTIFIC INC.,

by	/s/ Gianluca Pettiti
Name: Gianluca Pettiti
Title: Executive Vice President
[Signature Page to Selling Shareholder Agreement]

IDA GRUNDBERG

by	/s/ Ida Grundberg
Name: Ida Grundberg
Title: Chief Scientific Officer
[Signature Page to Selling Shareholder Agreement]